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                                                                      EXHIBIT 16


                             [KPMG LLP Letterhead]



June 26, 2003

Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for Nestle Ice Cream Company, LLC and subsidiaries, and, under the date of January 17, 2003, except as to Note 3 which is as of June 16, 2003, we reported on the consolidated financial statements of Nestle Ice Cream Company, LLC and subsidiaries (NICC), as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002. On June 26, 2003, our appointment as principal accountants was terminated. We have read Dreyer's Grand Ice Cream Holdings, Inc. statements included under Item 4 of its Form 8-K dated June 27, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with any comments related to PricewaterhouseCoopers, LLP.


Very truly yours,

/s/ KPMG LLP